EXHIBIT 99.3

                               Offer to Exchange
                          6.125% Debentures due 2004
                 (Registered Under The Securities Act of 1933)
                          for Any and All Outstanding
                          6.125% Debentures due 2004
                                      of
                                 CINERGY CORP.


To Our Clients:

         We are enclosing herewith a Prospectus, dated [            ], 1999, of
Cinergy Corp., a Delaware corporation (the "Company"), and a related Letter of Transmittal (which together constitute the "Exchange Offer") relating to the offer by the Company to exchange its 6.125% Debentures due 2004 (the "New Debentures"), pursuant to an offering registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of its issued and outstanding 6.125% Debentures due 2004 (the "Old Debentures") upon the terms and subject to the conditions set forth in the Exchange Offer.

         Please note that the Exchange Offer will expire at 5:00 p.m., New York City time, on [ ], 1999, unless extended.

         The Exchange Offer is not conditioned upon any minimum number of Old Debentures being tendered.

         We are the holder of record and/or participant in the book-entry transfer facility of Old Debentures held by us for your account. A tender of such Old Debentures can be made only by us as the record holder and/or participant in the book-entry transfer facility and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Old Debentures held by us for your account.

         We request instructions as to whether you wish to tender any or all of the Old Debentures held by us for your account pursuant to the terms and conditions of the Exchange Offer. We also request that you confirm that we may on your behalf make the representations contained in the Letter of Transmittal.

         Pursuant to the Letter of Transmittal, each holder of Old Debentures will represent to the Company that (i) the holder is not an "affiliate" of the Company, (ii) any New Debentures to be received by the holder are being acquired in the



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ordinary course of its business and (iii) the holder has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Debentures. If the tendering holder is a broker-dealer that will receive New Debentures for its own account in exchange for Old Debentures, we will represent on behalf of such broker-dealer that the Old Debentures to be exchanged for the New Debentures were acquired by it as a result of market-making activities or other trading activities, and acknowledge on behalf of such broker-dealer that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Debentures. By acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Debentures, such broker-dealer is not deemed to admit that it is an "underwriter" within the meaning of the Securities Act.


                                    Very truly yours,



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